UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010.

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number 0-10436.

L. B. Foster Company Savings Plan for Bargaining Unit Employees
(Full title of the plan and the address of plan, if different from that of the issuer named below)

L. B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EXHIBIT INDEX

Exhibit 23.1Consent of Independent Registered Public Accounting Firm

Financial Statements and
Other Financial Information

L. B. Foster Company Savings Plan for
Bargaining Unit Employees
December 31, 2010 and 2009, and the
Year Ended December 31, 2010
With Report of Independent Auditors

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Financial Statements and
Other Financial Information

December 31, 2010 and 2009,
and the Year Ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
L. B. Foster Company
Savings Plan for Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company Savings Plan for Bargaining Unit Employees as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 29, 2011

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value	$1,400,945	$1,225,780
Notes receivable from participants	53,750	52,859
Net assets available for benefits	$1,454,695	$1,278,639

See accompanying notes.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Investment income:
Interest and dividends	$28,507
Net realized/unrealized appreciation in investment fair value	102,014
Total investment income	130,521

Interest income from notes receivables from participants	3,573

Contributions:
Employee	85,252
Employer	34,026
Total contributions	119,278
253,372

Deductions
Deductions from net assets attributable to:
Benefit payments	76,503
Administrative expenses	813
77,316

Increase in net assets available for benefits	176,056
Net assets available for benefits, beginning of year	1,278,639
Net assets available for benefits, end of year	$1,454,695

See accompanying notes.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of Plan

The following brief description of the L. B. Foster Company Savings Plan for Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description as amended on May 1, 2007, for more complete information.

General

The Plan is a defined contribution plan extended to union hourly employees of L. B. Foster Company (the Company) who have attained age 18 and are employed at locations specified by the Plan. The L. B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pretax basis ranging up to 75% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make deferred savings contributions of at least 6% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 100% of the participant’s annual compensation. Participant and company contributions are invested in accordance with participant elections.

Company contributions are made pursuant to the terms of the collective bargaining agreements applicable to the Company’s specific locations. Eligible employees of Spokane, Washington, shall have a company matching contribution of $0.50 for every $1.00 contributed by the employee on the first 4% to 6% of annual compensation, based upon years of service, as defined by the Plan. Eligible employees of the Bedford, Pennsylvania, facility shall have a company matching contribution of $0.50 for every $1.00 contributed by the employee, up to the first 6% of the employee’s compensation. Matching contributions will only be made if the employee contributes to the Plan. The Company’s contributions may be reduced by accumulated forfeitures. During the year ended December 31, 2010, no forfeitures were utilized to reduce company contributions. At December 31, 2010, forfeitures of $138 were available to reduce future company contributions. At December 31, 2009, no forfeitures were available to reduce future company contributions.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company’s contributions after three years of eligible service or attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash, and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

Withdrawals

In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings. The Plan also allows for age 59½ in-service withdrawals of any portion or all of the participant’s vested account balance.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participants’ Accounts

Each participant’s account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of company contributions, and related earnings of the funds. Participants’ accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan from the vested portion of their account. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the Plan Sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds primarily consisting of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. The Plan evaluated subsequent events through the date the financial statements were issued.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Investments

For the year ended December 31, 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		Net Realized/
		Unrealized
	Fair Market	Appreciation
	Value	(Depreciation)
Mutual Funds:
Fidelity Investments:
Government Income Fund	$169,617	$374
Balanced Fund	157,242	15,484
International Discovery Fund	444	48
Value Fund	–	(17)
Equity Income Fund	–	(31)
Low Price Stock Fund	620	92
Retirement Government Money Market Fund	139,578	–
Spartan 500 Index Fund	164,619	17,469
Spartan International Index Fund	158	14
Freedom Income Fund	10,921	463
Freedom 2000	1,240	60
Freedom 2005	2,117	135
Freedom 2010	–	1,043
Freedom 2015	294	14
Freedom 2020	73,168	6,328
Freedom 2025	1,301	87
Freedom 2030	46,674	3,809
Freedom 2035	85,999	8,639
Freedom 2040	37,504	3,724
Freedom 2045	3,505	263
Freedom 2050	1,331	–
Mutual Shares Class A	198,729	14,589
PIMCO Total Return Fund	668	(24)
PIMCO Real Return Inst	475	–
Allianz NFJ Small Cap Value Fund	552	68
RYDEX/SGI Mid Cap Value A Fund	1,645	197
Davis NY Venture Fund	300,496	28,899
	1,398,897	101,727
Common Stock:
L. B. Foster Company Stock Fund	1,018	287
L. B. Foster Company Stock Purchase Account	1,030	–
	$1,400,945	$102,014

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2010 and 2009, follows:

	2010	2009
Fidelity Investments:
Government Income Fund	$169,617	$163,176
Retirement Government Money Market Fund	139,578	134,511
Spartan 500 Index Fund	164,619	157,220
Freedom 2020	73,168	61,049
Freedom 2035	85,999	65,879
Balanced Fund	157,242	121,548
Mutual Shares Class A	198,729	168,354
Davis NY Venture Fund	300,496	255,073

4. Income Tax Status

The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the written form of the underlying volume submitter document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received for an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•
Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

Investments included in the statements of net assets available for benefits include mutual funds totaling $1,398,897 and $1,224,596 and the Company’s common stock fund of $1,018 and $1,184 are stated at fair value as of December 31, 2010 and 2009, respectively. These investments are valued using daily unadjusted quoted prices and are Level 1 fair value measurements.

Other Financial Information

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2010

			Fair
Identity of Issue, Borrower,		Shares	Market
Lessor, or Similar Party	Description of Investment	Held	Value

Fidelity Investments*:
Government Income Fund	Government obligations	16,262	$169,617
Balanced Fund	Equities	8,625	157,242
International Discovery Fund	Equities	13	444
Low Price Stock Fund	Equities	16	620
Retirement Government Money	Government obligations,
Market Fund	money market securities	139,579	139,578
Spartan International Index Fund	Equities	5	158
Spartan 500 Index Fund	Equities	3,701	164,619
Freedom Income Fund	Equity funds, fixed income funds	968	10,921
Freedom 2000	Equity funds, fixed income funds	104	1,240
Freedom 2005	Equity funds, fixed income funds	196	2,117
Freedom 2015	Equity funds, fixed income funds	26	294
Freedom 2020	Equity funds, fixed income funds	5,306	73,168
Freedom 2025	Equity funds, fixed income funds	113	1,301
Freedom 2030	Equity funds, fixed income funds	3,390	46,674
Freedom 2035	Equity funds, fixed income funds	7,498	85,999
Freedom 2040	Equity funds, fixed income funds	4,682	37,504
Freedom 2045	Equity funds, fixed income funds	369	3,505
Freedom 2050	Equity funds, fixed income funds	142	1,331
Mutual Shares Class A	Equities	9,628	198,729
PIMCO Real Return Inst	Fixed income securities	42	475
PIMCO Total Return Fund	Fixed income securities	62	668
Allianz NFJ Small Cap Value Fund	Equities	19	552
RYDEX/SGI Mid Cap Value A	Equities	51	1,645
Davis NY Venture Fund	Equities	8,751	300,496
			1,398,897

L. B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

			Fair
Identity of Issue, Borrower,		Shares	Market
Lessor, or Similar Party	Description of Investment	Held	Value

L. B. Foster Company*:
Stock Fund	Common stock	25	1,018
Stock Purchase Account	Money market securities	–	1,030
			2,048
			1,400,945

Participant loans*	Participant loans, interest rates
	ranging from 4.25% to 9.50%,
	various maturities ranging
	from one year to ten years		53,750
			$1,454,695

*Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company Savings Plan for Bargaining Unit Employees
(Name of Plan)

Date:  June 29, 2011

/s/ David J. Russo
David J. Russo
Senior Vice President,
Chief Financial and Accounting Officer and Treasurer